As Filed Pursuant to

Rule 424(b)(3) Under the

Securities Act of 1933

Registration No. 333-112707

PROSPECTUS SUPPLEMENT NO. 2 DATED AUGUST 15, 2005

(To Prospectus Dated March 17, 2005)

TENFOLD CORPORATION

5,000,000 SHARES COMMON STOCK

Sticker Supplement to Prospectus

This prospectus supplement supplements the prospectus dated March 17, 2005 of TenFold Corporation, as supplemented by Supplement No. 1 dated May 11, 2005, relating to the sale by certain of our stockholders of up to 5,000,000 shares of our common stock. You should read this prospectus supplement in conjunction with the prospectus and the previous supplement, and this prospectus supplement is qualified by reference to the prospectus and the previous supplement, except to the extent that the information in this prospectus supplement supercedes the information contained in the prospectus and the previous supplement.

Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 2 of the prospectus for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

On August 15, 2005, TenFold Corporation filed a Quarterly Report on Form 10-Q (the “10-Q”) for the quarterly period ended June 30, 2005. The text of the 10-Q, including Exhibits 3.3 and 31 thereto, is attached hereto and incorporated herein by reference.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 000-25661

TenFold Corporation

(Exact name of registrant as specified in its charter)

Delaware	83-0302610
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

698 West 10000 South

South Jordan, Utah 84095

(Address of principal executive offices, including zip code)

(801) 495-1010

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).

Yes  ☐    No  ☒

As of June 30, 2005, there were 46,411,583 shares of the registrant’s Common Stock outstanding.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Quarterly Report on Form 10-Q contains forward-looking statements that involve risks and uncertainties that could cause our actual results to differ materially from those contained in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors That May Affect Future Results and Market Price of Stock.” When used in this report, the words “expects,” “intends,” “anticipates,” “should,” “believes,” “will,” “plans,” “may,” “seeks,” “estimates” and similar expressions are generally intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this Quarterly Report. We undertake no obligation to publicly release any revisions to the forward-looking statements after the date of this document. You should carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission, including our most recent reports on Forms 10-Q and 10-K.

PART I. FINANCIAL INFORMATION

Item 1.	Condensed Financial Statements

TENFOLD CORPORATION

CONDENSED BALANCE SHEETS

(in thousands, except share data)

(unaudited)

	June 30, 2005	December 31, 2004
Assets
Current assets:
Cash and cash equivalents	$2,081	$5,225
Accounts receivable, (net of allowances for doubtful accounts of $27 and $29, respectively) (includes related party receivable of $101 and $0, respectively)	424	240
Unbilled accounts receivable, (net of allowances for doubtful accounts of $0 and $3, respectively)	12	74
Prepaid expenses and other assets	293	162
Other assets	14	14

Total current assets	2,824	5,715
Restricted cash	74	74
Property and equipment, net	486	626

Total assets	$3,384	$6,415

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$318	$265
Income taxes payable	1,331	1,340
Accrued liabilities	1,297	1,406
Deferred revenue	993	1,062
Current installments of obligations under capital leases	33	25

Total current liabilities	3,972	4,098

Long-term liabilities:
Obligations under capital leases, excluding current installments	28	36

Total long-term liabilities	28	36

Commitments and contingencies

Stockholders’ equity (deficit):
Common stock, $0.001 par value:
Authorized: 120,000,000 shares Issued and outstanding shares: 46,411,583 shares at June 30, 2005 and 46,377,219 shares at December 31, 2004	46	46
Additional paid-in capital	76,245	76,218
Deferred compensation	(12)	(20)
Accumulated deficit	(76,895)	(73,963)

Total stockholders’ equity (deficit)	(616)	2,281

Total liabilities and stockholders’ equity (deficit)	$3,384	$6,415

The accompanying notes are an integral part of these condensed financial statements

TENFOLD CORPORATION

CONDENSED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Revenues:
License	$223	$108	$316	$260
Services and other	1,478	10,385	2,993	13,824

Total revenues	1,701	10,493	3,309	14,084

Operating expenses:
Cost of revenues	757	1,794	1,751	3,981
Sales and marketing	846	581	1,560	896
Research and development	876	980	1,819	1,804
General and administrative	592	644	1,223	1,222

Total operating expenses	3,071	3,999	6,353	7,903

Income (loss) from operations	(1,370)	6,494	(3,044)	6,181

Other income (expense):
Interest income	17	24	37	46
Interest expense	(2)	(3)	(5)	(4)
Other income	5	65	87	151

Total other income, net	20	86	119	193

Income (loss) before income taxes	(1,350)	6,580	(2,925)	6,374
Provision for income taxes	6	4	7	4

Net income (loss)	$(1,356)	$6,576	$(2,932)	$6,370

Basic earnings (loss) per common share	$(0.03)	$0.14	$(0.06)	$0.14

Diluted earnings (loss) per common share	$(0.03)	$0.12	$(0.06)	$0.11

Weighted average common and common equivalent shares used to calculate earnings (loss) per share:
Basic.	46,412	46,116	46,406	46,066

Diluted.	46,412	54,420	46,406	56,581

The accompanying notes are an integral part of these condensed financial statements

TENFOLD CORPORATION

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Six Months Ended June 30,
	2005	2004
Cash flows from operating activities:
Net income (loss)	$(2,932)	$6,370
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	170	182
Provision to bad debt reserve	(3)	21
Amortization of deferred compensation	8	9
Gain on sale of property and equipment	—	(61)
Changes in operating assets and liabilities:
Accounts receivable	(184)	593
Unbilled accounts receivable	65	(5)
Prepaid expenses and other assets	(131)	(56)
Accounts payable	53	(533)
Income taxes payable	(9)	—
Accrued liabilities	(109)	(3,890)
Deferred revenues	(69)	(5,996)

Net cash used in operating activities	(3,141)	(3,366)

Cash flows from investing activities:
Proceeds from sale of property and equipment	—	62
Additions to property and equipment	(14)	(30)

Net cash provided by (used in) investing activities	(14)	32

Cash flows from financing activities:
Proceeds from employee stock purchase plan stock issuance	27	100
Exercise of common stock options	—	113
Principal payments on obligations under capital leases	(16)	(5)

Net cash provided by financing activities	11	208

Net decrease in cash and cash equivalents	(3,144)	(3,126)
Cash and cash equivalents at beginning of period	5,225	12,236

Cash and cash equivalents at end of period	$2,081	$9,110

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$16	$9
Cash paid for interest	2	1
Equipment purchased under capital leases	16	54

The accompanying notes are an integral part of these condensed financial statements

TENFOLD CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

1.	Basis of Presentation

The accompanying unaudited Condensed Financial Statements included herein have been prepared by TenFold Corporation (“TenFold”) pursuant to the rules and regulations of the Securities and Exchange Commission. As used herein, “TenFold,” the “Company,” “we,” “our” and similar terms refer to TenFold Corporation, unless the context indicates otherwise. In management’s opinion, the interim financial data presented includes all adjustments necessary for a fair presentation. All intercompany accounts and transactions have been eliminated. Certain information required by accounting principles generally accepted in the United States has been condensed or omitted pursuant to rules and regulations of the Securities and Exchange Commission. Operating results for the three and six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for any future period or for the year ending December 31, 2005.

This report should be read in conjunction with our audited Financial Statements for the year ended December 31, 2004 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, including for example, estimated project costs and profitability and accounts receivable allowances. These assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Our financial statements have been prepared under the assumption that we will continue as a going concern. The independent auditors’ opinion on our December 31, 2004 financial statements, however, includes an explanatory paragraph relating to our ability to continue as a going concern.

As of June 30, 2005, our principal source of liquidity was our cash and cash equivalents of $2.1 million. Our net cash used in operating activities was $1.5 million for the three months ended June 30, 2005. In early August 2005, we completed an additional licensing transaction with a related party, Devon Way, resulting in a cash payment to TenFold of $1 million. See Note 11 for more information.

During 2004 and continuing into 2005, we have carefully managed our accounts receivable and generated additional cash inflows wherever possible from our existing customer base and new customers. However, significant challenges and risks remain:

•	For the last several years, we have derived a significant portion of our cash inflows from time-and-materials consulting services performed for a limited number of large customers for whom we were completing enterprise applications development projects. These parties initially became customers of TenFold under our prior business model in earlier years. As these customers completed their initial projects and became self-sufficient, they reduced their purchases of time-and-materials consulting services (although most continue to purchase support from us and other services from time to time). These reductions have materially reduced our cash inflows. The last of these large time-and-materials consulting engagements was substantially completed during the quarter ended March 31, 2005.

•	We continue to invest in specific marketing initiatives intended to increase awareness and generate leads, as well as to carry the cost of direct sales staff to convert those leads to sales.

•	Although we have closed more sales to new customers in the first half of 2005 than we did in the same period in 2004, we continue to experience difficulty closing substantial new sales, and it is unclear when or if we can expect to achieve significant sales to new or existing customers, and to achieve and sustain positive cash flow from operations.

•	We are seeking additional capital to support our operations until our cash flow from sales to new or existing customers provides sufficient cash flow, and that capital may or may not be available on acceptable terms.

We are cognizant of these challenges and risks and that we must generate cash from operations, business transactions, or capital raising to ensure sufficient liquidity for our operations and to support future growth. We are focusing on selling new, larger license deals with current customers who have experienced our value proposition, exploring distribution agreements, and continuing discussions with potential investors about the possibility of raising capital. In early August 2005, we completed an additional licensing transaction with a related party, Devon Way, resulting in a cash payment to TenFold of $1 million. See Note 11 for more information.

However, there can be no assurance that we will be successful, and these risks may have a materially adverse affect on our future cash flow and operations. At our present levels of revenue generation and cash consumption, we will not have sufficient resources to continue as a going concern through 2005, as we will exhaust our existing cash balances in the fourth quarter of 2005.

2.	Revenue Recognition

We derive revenues from license fees, applications development and implementation consulting services, support, and training services. License revenues consist of fees for licensing EnterpriseTenFold (formerly known as Universal Application) as an applications development tool. Service revenues consist of fees for applications development and implementation consulting, support and training. Other revenues include fees for reimbursement of out of pocket expenses incurred for customer projects.

We follow the provisions of Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as modified by SOP 98-9, Modification of SOP 97-2 with Respect to Certain Transactions, and SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, in recognizing revenue under each of our contracts.

We generally enter into contracts that involve multiple elements, such as software products, enhancements, post-contract customer support (“PCS”), training, and time-and-material services. For accounting purposes, we allocate a portion of the contract fee to each undelivered element based on the relative fair values of the elements and allocate the fee for delivered software products using the residual method. The fair values of an element must be based on vendor specific objective evidence (“VSOE”). We establish VSOE based on the price charged when the same element is sold separately. VSOE for services is based on standard rates for the individuals providing services. These rates are the same rates charged when the services are sold separately under time-and-materials contracts. We base VSOE for training on standard rates charged for each particular training course. These rates are the rates charged when the training is sold separately for supplemental training courses. For PCS, VSOE is determined by reference to the renewal rate we charge the customer in future periods.

As a result, the amounts allocated to individual contract elements (such as license, consulting, training and support) for accounting purposes may differ from the amounts stated in the contract for those individual elements, but not in total. For example, at the end of Q1 2005, we completed a transaction with a new customer with a contract amount for licenses of approximately $340,000. However, for accounting purposes, the license fee was allocated to services as the contract price for the related services was below its VSOE, and this revenue is being recognized as services revenue as we perform the related services in Q2 primarily, and Q3.

For time-and-materials contracts, we generally estimate a profit range and recognize the related revenue using the lowest probable level of profit estimated in the range. Billings in excess of revenue recognized under time-and-material contracts are deferred and recognized upon completion of the time-and-materials contract or when the results can be estimated more precisely.

We recognize support revenue from contracts for ongoing technical support and product updates ratably over the support period. We recognize training revenue as we perform the services.

We recognize license revenues from EnterpriseTenFold licenses that do not include services or where the related services are not considered essential to the functionality of the software, when the following criteria are met: we have signed a noncancellable license agreement with nonrefundable fees; we have shipped the software product; there are no uncertainties surrounding product acceptance; the fees are fixed and determinable; and collection is considered probable. This policy applies both when the licenses are sold separately or when an EnterpriseTenFold license is sold with an applications development project. Services relating to the licenses typically include post contract customer support services, general time-and-materials consulting, and training; and do not add significant functionality, features, or significantly alter the software. In addition, similar services are available from other vendors; there are no milestones or customer specific acceptance criteria which affect the realizability of the software license fee; and the software license fee is non-cancelable and non-refundable.

For software arrangements that include a service element that is considered essential to the functionality of the software, we recognize license fees related to the application, and the applications development service fees, over time as we perform the services, using the percentage-of-completion method of accounting and following the guidance in Statement of Position (“SOP”) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. We make adjustments, if necessary, to the estimates used in the percentage-of-completion method of accounting as work progresses under the contract and as we gain experience. Fixed-price project revenues are split between license and service based upon the relative fair value of the components.

For certain projects, we limit revenue recognition in the period to the amount of project costs incurred in the same period, resulting in zero profit during the period, and postpone recognition of profits until results can be estimated more precisely.

For certain contracts for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates doubtful, we recognize revenue under the completed-contract method of contract accounting.

We record billings and cash received in excess of revenue earned as deferred revenue. Our deferred revenue balance generally results from contractual commitments made by customers to pay amounts to us in advance of revenues earned. Our unbilled accounts receivable represents revenue that we have earned but which we have not yet billed. We bill customers as payments become due under the terms of the customer’s contract. We consider current information and events regarding our customers and their contracts and establish allowances for doubtful accounts when it is probable that we will be unable to collect amounts due under the terms of existing contracts.

3.	Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share (in thousands except per share data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Numerator:
Numerator for basic earnings (loss) per share – net income (loss) available to common stockholders	$(1,356)	$6,576	$(2,932)	$6,370

Numerator for diluted earnings (loss) per share	$(1,356)	$6,576	$(2,932)	$6,370

Denominator:
Denominator for basic earnings (loss) per share – weighted average shares	46,412	46,116	46,406	46,066

Employee stock options	—	8,304	—	10,515

Denominator for diluted earnings (loss) per share	46,412	54,420	46,406	56,581

Earnings (loss) per common share:
Basic earnings (loss) per common share	$(0.03)	$0.14	$(0.06)	$0.14

Diluted earnings (loss) per common share	$(0.03)	$0.12	$(0.06)	$0.11

Employee stock options that could potentially dilute basic earnings (loss) per share in the future, of which there were 23,127,333 outstanding during the three and six months ended June 30, 2005, that have a weighted average exercise price of $1.87 per share, and that could potentially dilute basic earnings (loss) per share in the future, were not included in the computation of diluted earnings (loss) per share because to do so would have been anti-dilutive for the periods. Similarly, employee stock options that could potentially dilute basic earnings (loss) per share in the future, of which there were 5,352,797 and 4,209,535 outstanding during the three and six months ended June 30, 2004, respectively, that had a weighted average exercise price of $5.97 and $6.91 per share, were not included in the computation of diluted earnings (loss) per share.

4.	Restricted Cash

Restricted cash of $74,000 at June 30, 2005 and at December 31, 2004 is maintained to support various accounts payable activities.

5.	Stock-Based Compensation

We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB Opinion No. 25 issued in March 2000, to account for our stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic value-based method of accounting described above, and have adopted the disclosure requirements of SFAS No. 123. We have also adopted the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123, into these financial statements and related notes.

Had compensation expense for our stock option plan and the employee stock purchase plan been determined based on the fair value at the grant date for awards or purchase rights under these plans consistent with the methodology prescribed under SFAS No. 123, Accounting for Stock Based Compensation, our net income (loss) for the three and six months ended June 30, 2005 and 2004 would have been as follows (in thousands except per share information):

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Net income (loss) applicable to common stock – as reported	$(1,356)	$6,576	$(2,932)	$6,370
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	4	4	7	10
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,281)	(2,252)	(3,734)	(7,768)

Net income (loss) applicable to common stock – pro forma	$(2,633)	$4,328	$(6,659)	$(1,388)

Income (loss) per common share – as reported
Basic	$(0.03)	$0.14	$(0.06)	$0.14

Diluted	$(0.03)	$0.12	$(0.06)	$0.11

Income (loss) per common share – pro forma
Basic	$(0.06)	$0.09	$(0.14)	$(0.03)

Diluted	$(0.06)	$0.08	$(0.14)	$(0.03)

The effect of SFAS 123 on pro forma net income (loss) and net income (loss) per share for the three and six months ended June 30, 2005 and 2004 may not be representative of the effects on pro forma results in future years.

6.	Income Taxes

The provisions for income taxes for the three and six months ended June 30, 2005 relate to foreign taxes. The provisions for income taxes for the three and six months ended June 30, 2004 relate primarily to foreign taxes and reversing a portion of our valuation allowance attributable to operating income.

The valuation allowance as of June 30, 2005 was recorded in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes, which requires that a valuation allowance be established when there is significant uncertainty as to the realizability of deferred tax assets.

7.	Commitments

We lease office space and equipment under non-cancelable lease agreements, which expire at various dates through 2007. Future minimum lease payments under non-cancelable operating and capital lease obligations, in excess of one year and excluding obligations accrued as part of restructurings, at June 30, 2005 are as follows (in thousands):

	Total	Operating	Capital
2005	$230	$212	$18
2006	468	431	37
2007	303	293	10
Thereafter	—	—	—

Total minimum lease payments	$1,001	$936	65

Less: Amount representing interest			(4)

Present value of net minimum capital lease payments			61
Less: Current installments of obligations under capital leases			(33)

Obligations under capital leases, excluding current installments			$28

8.	Legal Proceedings and Contingencies

Recently Resolved Matters

We recently settled two litigation matters. Our insurance carriers paid the entire amount of the confidential settlement sums above the self-insurance retention we previously paid to cover legal defense costs. In neither of these settlement agreements did any party admit liability.

SkyTel Lawsuit

On May 15, 2001, SkyTel sent us a letter purporting to terminate the Master Software License and Services Agreement between SkyTel and TenFold based on our alleged material breach of the Agreement. SkyTel’s letter also demanded a refund of $11 million paid by SkyTel. On September 24, 2001, SkyTel filed a complaint against TenFold in the First Circuit Court of the First Judicial District of Hinds County, Mississippi. The case was subsequently removed to U.S. District Court for the Southern District of Mississippi. In its complaint, SkyTel sought monetary damages of at least $17.5 million, plus other damages to be proved at trial, together with pre- and post-judgment interest, attorneys’ fees and expenses and costs. On November 13, 2001, we filed an answer denying the material allegations of the complaint. We also filed a counterclaim for unpaid fees and SkyTel’s disclosure of confidential information. Our counterclaim sought damages of at least $7 million and punitive damages of at least $10 million.

The parties stayed discovery and attempted negotiations to settle the dispute. However, resolution was impeded by the bankruptcy filing of SkyTel and its parent company, WorldCom, Inc. On July 14, 2003, the Court entered an order dismissing the case without prejudice based on incorrect information, which we immediately clarified for the Court. We received no further notice from the Court.

On October 18, 2004, we received notice from a different court, the United States Bankruptcy Court for the Southern District of New York, that in connection with resolving numerous claims in the bankruptcy proceedings of WorldCom and its subsidiary, SkyTel, SkyTel had commenced a Claim Objection and Adversary Proceeding against TenFold seeking to deny TenFold’s claim against SkyTel of at least $7 million and punitive damages of at least $10 million (our earlier counterclaim described above that became a claim against SkyTel in its bankruptcy), and to recover at least $17.5 million, plus other damages to be proved at trial, together with pre- and post-judgment interest, attorneys’ fees and expenses and costs (SkyTel’s earlier claim described above). On February 8, 2005, the Court entered a scheduling order which called for discovery to be completed by August 1, 2006.

The parties subsequently entered into settlement discussions resulting in a Settlement Agreement in which the parties agreed to settle and resolve all claims between the two companies in consideration for each dismissing all claims against the other and in further consideration of a compromised and confidential payment from our insurance carrier to SkyTel, in excess of our self-insured retention of $100,000 that we previously paid to cover legal defense costs. The United States Bankruptcy Court for the Southern District of New York approved the Settlement Agreement on June 20, 2005. The complaint and counterclaim have been dismissed and all claims have been released.

Coufal Lawsuit

On December 1, 2003, we were served with a complaint in the matter of Coufal v. Cedars Sinai Medical Center, et. al. The complaint was filed in the Superior Court of the State of California, County of Los Angeles by the parents of a deceased individual who died on December 15, 2002 while in the care of Cedars Sinai Medical Center. The complaint listed a number of defendants including, Cedars Sinai Medical Center, Perot Systems Healthcare Services Group, Perot Systems Corporation, PCX Systems, LLC, TenFold Corporation, Steve Chen M.D., Charles Louy M.D., Steven Fowler M.D., Sunshine Aviva Weiss M.D., and Does 1-100, inclusive. The complaint generally alleged that plaintiff’s daughter died following surgery as the result of an overdose of prescription medications. The complaint alleged that the medications were prescribed, ordered and/or administered in excess of the levels acceptable to physicians acting within the standard of care of physicians in the community, and that the computerized physician order entry system, initially developed by us, failed to detect the overdose. The complaint acknowledged that in April 2002, and pursuant to separate agreements, which are described in reports that we have filed with the SEC, responsibility for and ownership of PCX was assumed by PCX Systems, LLC (a wholly owned subsidiary of Cedars Sinai Medical Center), and that in October 2002, Cedars Sinai Medical Center installed PCX for hospital use. Discovery in the case commenced. All named defendants in this matter (including TenFold) filed respective Motions for Summary Judgments on various causes of action. The case was scheduled to go to trial on March 7, 2005.

However, the parties entered into settlement discussions resulting in an Agreement and Release in which the plaintiff agreed to settle and resolve all claims against the defendants in consideration for a compromised and confidential payment. Our insurance carrier paid to the plaintiff a portion of the overall settlement payment, in excess of our self-insured retention of $100,000 that we previously paid to cover legal defense costs. The complaint has been dismissed and all claims have been released.

Unresolved Stockholder Matter

On November 6, 2001, a class action complaint alleging violations of the federal securities laws was filed in the United States District Court for the Southern District of New York naming as defendants TenFold, certain of our officers and directors, and certain underwriters of our initial public offering. An amended complaint was filed on April 24, 2002. TenFold and certain of our officers and directors are named in the suit pursuant to Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act 1934 on the basis of an alleged failure to disclose the underwriters’ alleged compensation and manipulative practices. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998. The individual officer and director defendants entered into tolling agreements and, pursuant to a Court Order dated October 9, 2002, were dismissed from the litigation without prejudice. On February 19, 2003, the Court granted a Motion to Dismiss the Rule 10b-5 claims against 116 defendants, including TenFold. On June 27, 2003, our Board of Directors approved a proposed partial settlement with the plaintiffs in this matter. The settlement would provide, among other things, a release of TenFold and of the individual defendants for the alleged wrongful conduct in the Amended Complaint. We agreed to undertake other responsibilities under the partial settlement, including agreeing to assign away, not assert, or release certain potential claims we may have against our underwriters. In June 2004, a motion for preliminary approval of the settlement was filed with the Court. The underwriters filed a memorandum with the Court opposing preliminary approval of the settlement. The court granted preliminary approval of the settlement on February 15, 2005, subject to certain modifications. If the parties are able to agree upon the required modifications, and such modifications are acceptable to the court, notice will be given to all class members of the settlement, a “fairness” hearing will be held, and if the Court determines that the settlement is fair to the class members, the settlement will be approved. Any direct financial impact of the proposed settlement is expected to be borne by our insurers. At this point, we do not believe that this lawsuit will have a material adverse impact on our business, results of operations, financial position, or liquidity. Accordingly, no related losses have been provided for in our accompanying financial statements.

Assessing litigation

We review litigation claims each quarter to determine the likelihood that the claim will result in a loss. Due to the inherent uncertainties of litigation, predicting the ultimate outcome of litigation is very difficult. Significant management judgment is required to conclude on the likely outcome of outstanding litigation. As part of that review, we consider our available insurance coverage. Such coverage is subject to the particular policy’s total limit, and typically subject to the insurer’s standard reservation of rights regarding conditions or findings that might exclude coverage for a particular matter.

If a loss is considered probable on a litigation claim, management estimates the loss and we accrue the estimated loss. If a loss is considered probable but cannot be reasonably estimated, we disclose the contingency in these notes to our financial statements. Losses may however result on litigation claims that are not considered probable or are not estimable at the current time, potentially having a material adverse impact on our future business, results of operations, financial position, or liquidity.

Indemnifications, Warranties and Insurance

As permitted under Delaware law, and as provided in agreements with our officers and Directors, we have indemnified officers and Directors for certain claims asserted against them in connection with their service as an officer or Director of TenFold. The maximum potential amount of future payments that we could be required to make under these indemnification provisions is unlimited. However, we have purchased Directors’ and Officers’ insurance policies that reduce our monetary exposure and enable us to recover a portion of any future amounts paid. As a result of this insurance coverage, we believe the estimated fair value of these indemnification agreements is not material.

Our agreements with customers generally require us to indemnify the customer against claims that our software infringes third party patent, copyright, or other proprietary rights. Such indemnification obligations are generally limited in a variety of industry-standard respects, including a right to replace an infringing product or cancel the software license and return the fees paid by the customer. To date, we have not incurred costs to defend lawsuits or settle claims related to these indemnification agreements, and no such claims were outstanding at June 30, 2005. As a result, we have not recorded a liability for infringement costs as of June 30, 2005.

Our agreements with customers also generally provide a warranty that for so long as the customer is paying for support services, our software will materially conform to the related documentation, and that our software has been developed in a workmanlike manner. To date, we have not incurred significant warranty costs. As a result, we have not recorded a liability for warranty costs as of June 30, 2005.

We have an industry-standard, errors and omissions insurance policy. This policy excludes contractual related disputes such as cost and time guarantees, and only covers software errors or omissions that occur after the delivery of software. We believe this policy provides adequate coverage for potential damages related to errors and omissions in our delivered software.

9.	Special Charges

We incurred no special charges during the three and six months ended June 30, 2005 and 2004.

Restructuring reserves are included in accrued liabilities at June 30, 2005. Detail of the restructuring charges as of and for the six months ended June 30, 2005 are summarized below (in thousands):

Restructuring Charges:	Balance at December 31, 2004	New Charges	Adjustments	Utilized	Balance at June 30, 2005
Facilities related	$132	$—	$—	$(108)	$24

	$132	$—	$—	$(108)	$24

10.	Operating Segments

Our CEO reviews financial information on a consolidated basis, similar in format to the accompanying Condensed Statements of Operations. We consolidate revenue and expense information for all business groups for internal and external reporting and for decision-making purposes. We operate in a single operating segment, which is applications products and services.

Revenues from customers outside of North America were approximately 10 percent of total revenues for the three months ended June 30, 2005 as well as 10 percent of total revenues for the same period in 2004. For the six months ended June 30, 2005, revenues from customers outside of North America were approximately 11 percent of total revenues as compared to 20 percent of total revenues for the same period in 2004. For the six months ended June 30, 2005, the decrease in revenues from customers outside of North America is primarily due to a decrease in revenues from a UK customer that completed its use of our time-and-materials consulting services for an application development project during the quarter ended September 30, 2004. Our long-lived assets are deployed in the United States.

Two customers accounted for a total of 55 percent of our revenues for the three months ended June 30, 2005 (individually 39 percent and 16 percent of our total revenues, respectively) compared to one customer, Cedars-Sinai Medical Center, accounting for a total of 77 percent of our revenues for the same period in 2004. Three customers accounted for a total of 55 percent of our revenues for the six months ended June 30, 2005 (individually 24 percent, 21 percent, and 10 percent of our total revenues, respectively) compared to three customers accounting for a total of 93 percent of our revenues for the same period in 2004 (individually 59 percent (Cedars), 17 percent, and 17 percent). No other single customer accounted for more than 10 percent of our total revenues for the three and six months ended June 30, 2005 or the same periods in 2004.

Our customer accounting for 16 percent of our total revenues for the three months ended June 30, 2005, is a related party. See Note 11 for more information related to this transaction.

Our project for the customer accounting for 24 percent of our total revenues for the six months ended June 30, 2005, was substantially completed during the quarter ended March 31, 2005.

We expect to provide additional services to the two customers that accounted for a total of 55 percent of our revenues for the three months ended June 30, 2005. However, in future periods, the amount of revenue from these customers will likely decline as the volume of work performed for these customers decreases as they complete projects. A significant customer in one period may not continue to purchase significant licenses or services from us in a subsequent period.

11.	Related Party Transaction

In June 2005, we entered into an agreement with a new customer, Devon Way, to provide licenses, consulting services, technical support services, and training, for a total of approximately $314,000. A long-time member of our Board of Directors, Robert W. Felton, is the founder and majority shareholder of Devon Way. Prior to the execution of the agreement, all disinterested members of the Board of Directors reviewed and approved this related party transaction.

We recognized license revenues of $160,000 and services and other revenues of $117,000 from this customer during the three and six months ended June 30, 2005. As of June 30, 2005, we had accounts receivable from this customer of $101,000. For the three and six months ended June 30, 2005, we received cash inflows from this customer of $202,000.

During July 2005, we entered into additional consulting agreements with Devon Way totaling approximately $50,000.

In early August 2005, we completed a further licensing transaction with Devon Way, resulting in a cash payment to TenFold of $1 million.

12.	Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, which amends APB Opinion No. 29, Accounting for Nonmonetary Transactions. The guidance in APB Opinion 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB Opinion 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005. We do not expect that the adoption of SFAS No. 153 will have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services through share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for the award of equity investments based on the fair value of the award at the date of grant. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. On April 14, 2005, the Securities and Exchange Commission issued a release announcing the adoption of a new rule delaying the required implementation of SFAS No. 123R. Under this new rule, SFAS No. 123R is effective as of the beginning of the first annual reporting period that begins after June 15, 2005 and, thus, will be effective for us beginning with the first quarter of 2006. We are currently evaluating the impact of SFAS 123R and expect the adoption to have a material impact on our financial position and results of operations. See Stock-Based Compensation in Note 5 of our Notes to Condensed Financial Statements for more information related to the pro forma effects on our reported net loss and loss per share of applying the fair value recognition provisions of the previous SFAS 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 is a replacement of APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and how to report a change in such circumstances. SFAS No. 154 also provides that a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate effected by a change in accounting principle, and also provides that correction of errors in previously issued financial statements should be termed a “restatement.” SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Business Overview

TenFold is the provider of EnterpriseTenFold™ (formerly “Universal Application”), a software applications platform that reduces enterprise applications design, development, deployment, and maintenance timeframes and costs. EnterpriseTenFold automates most of what applications programmers typically do, and empowers small teams of business people and IT professionals to design, build, test, deploy, and maintain complex, transaction-intensive applications, with significantly reduced demand on scarce IT resources as compared to other applications development approaches. Using a small team of business people supplemented with IT professionals for rapid applications development is a significant change from the industry-standard approach that relies on large teams of IT professionals who expend significant numbers of person years of effort to design, program, test, change, and deploy enterprise applications. We believe that with EnterpriseTenFold, customers get high-quality, complex enterprise applications into production faster and at significantly lower cost than with other applications development technologies.

We believe EnterpriseTenFold has two unique attributes that make building complex, database-intensive and transaction-intensive applications substantially cheaper, easier, and faster than traditional applications development methodologies. First, because EnterpriseTenFold automates most of what applications programmers typically do and automatically includes advanced applications functionality, we believe customers get more powerful, higher quality applications faster and at a fraction of the cost of traditional programming approaches. Second, since TenFold-powered applications development provides a tool and methodology that business people can effectively use, we believe it enables organizations to directly leverage their business experience and insight and to adapt applications easily to meet changing business requirements.

We have continued to enhance our flagship product EnterpriseTenFold. Our most recent release, EnterpriseTenFold MarketForce, is a portable, multi-user applications development and deployment platform with sophisticated user interfaces that enable a customer to use this technology productively with little training. It includes: the ability to automatically produce complete applications documentation that matches the application, at any time, at the click of a mouse; multiple forms of XML support including XML-based web browser client; Web Services; graphic fields and web fields; new all-open source Linux/MySQL/Apache web server platform support; and numerous productivity, usability, performance, and customization features described in detailed accompanying EnterpriseTenFold MarketForce Release Notes.

Our business model focuses on providing EnterpriseTenFold and our assistance through time-and-materials consulting, training, and support, to customers who use their own business teams and our services partners to build and maintain applications.

Business History

We founded TenFold in 1993. We spent the first several years primarily developing our patented EnterpriseTenFold technology. In 1996, we began using EnterpriseTenFold to build applications for customers.

In 1999, we completed our initial public offering. In 1999 and early 2000, we tested a new business model that caused us to face significant financial, legal, and operational issues. Starting in late 2000 and continuing through 2003, we took steps to refocus TenFold to its roots as a software applications platform technology company, resolve the financial and legal liabilities that arose as a result of the interim business model, and restore the company to sound business health.

We raised capital twice during 2003. In February 2003, Robert W. Felton, a long-time TenFold director, made an investment of $700,000 in TenFold, by acquiring restricted TenFold common stock. In December 2003, we closed a private placement of 5 million shares of restricted TenFold common stock, with no warrants, which we sold at $2.00 per share (before related fees and expenses).

During 2003, we continued sales and marketing related initiatives including establishing alliance relationships with distributors such as VARs; prototyping a new sales model focusing on selling small, paid projects as a low-risk first step for potential customers to test EnterpriseTenFold; and, initiating internet access to TenFold technology through Tsunami, our first major new product, a single user PC version of EnterpriseTenFold available over the internet without charge. Tsunami includes a script that lets a person who follows the script discover our benefits of Speed, Quality, and Power, and build an enterprise application in as little as a few hours.

During 2004, we continued our efforts to position TenFold as a software infrastructure company. We identified and established important business practices and built highly custom TenFold-powered core applications – ContactManager and CustomerManager – to improve the way we manage our leads and customers. We introduced TenFold Support SpeedPro, making expert consultants available for short-duration projects. We increased marketing efforts to broaden awareness of and interest in TenFold technology. We launched multi-faceted, integrated marketing, including e-mail, direct mail, telemarketing, and limited advertising to support our principal marketing approach, TenFold Seminars. During 2004, we hosted TenFold Seminars in various areas and generated over 3,500 leads. We also began to use public relations and achieved coverage of TenFold in widely read on-line industry publications – Peter Coffee’s eWeek column, ComputerWorld Canada, Software Reseller News, ADTmag.com, and PCWeek. In 2004, TenFold was awarded the Software and Information Industry Association (“SIIA”) Codie Award for the Best Distributed Computing solution.

During 2004, we earned revenues from 34 customers including three prestigious market-leading customers who implemented mission critical TenFold-powered applications and successfully rolled them into robust production: JPMorgan Chase (global securities lending for both international and domestic traders); Vertex, a UK-based utility sector customer management and billing company (customer management and billing application); and Cedars-Sinai Medical Center (additional applications including Patient Management and Orders Communication).

Year-to-Date 2005 Highlights

For the first half of 2005, we had revenues of $3.3 million, an operating loss of $3.0 million, and a net loss of $2.9 million. This compares to revenues of $14.1 million, operating income of $6.2 million, and net income of $6.4 million for the same period of 2004.

Although we have closed more sales to new customers in the first half of 2005 than we did in the same period of 2004, we continue to experience difficulty closing substantial new sales, and it is unclear when or if we can expect to predictably close significant sales to new or existing customers, and until we do so we are likely to continue to experience losses and negative cash flow, and may exhaust our cash balances.

Our principal initiatives intended to improve our financial results during 2005 are:

Driving greater awareness of TenFold technology and generating leads

We continue to focus substantial effort on our marketing and public relations efforts to increase awareness of TenFold technology and to generate leads. Recent coverage of TenFold included an interview published by the Wall Street Reporter and a substantial product review of EnterpriseTenFold MarketForce by PCMagazine. In March 2005, TenFold was awarded the 2005 Software Development Jolt Product Excellence Award in the Business Integration and Data Tools category. In April, TenFold was featured in lengthy interviews in UtiliPoint and ZDNet. In May, we announced that a client of our customer, Vertex, won a prestigious Information Technology Initiative Achievement Award for its TenFold-powered utility billing solution. Vertex used TenFold technology to build this robust utility billing and customer service application. In July, TenFold was covered in a Software Development Times article discussing rapid applications development approaches.

Our single-user Tsunami product, which can be installed free of charge over the internet and comes with a script that enables the user to build an enterprise-scale customer relationship management or human resources application in just a few hours with no prior training, continues to be a key part of our marketing strategy. We encourage everyone who expresses an interest in TenFold technology to use Tsunami to develop a clear understanding of our approach and our substantial Speed, Quality and Power benefits.

We use a multi-faceted, integrated approach to marketing that includes e-mail, direct mail and telemarketing to support our TenFold Seminars as our principal approach to introducing people to TenFold and TenFold technology. We track the progress of our TenFold Seminar marketing initiatives by following leads generated by registrants, attendees, and individuals who responded to our outreach but were not able to plan to attend a seminar. During the first half of 2005, our lead generation increased substantially. In the second quarter, we generated nearly as many leads as in all of 2004. During the first half of 2005, we hosted seminars in Atlanta, Boston, Chicago, Dallas, Irvine, Los Angeles, Minneapolis, New York City, Salt Lake City, San Diego, San Francisco Bay Area, Seattle, Toronto, and Washington DC.

Penetrating new accounts and building to significant business relationships

During the first half of 2005, we continued to focus our account penetration on selling small, proof-of-concept projects into new accounts and successfully closed some new accounts entirely over the phone (through TeleSales) and in the field (through our executives and DirectSales). The financial impact of most of these new account transactions is immaterial to our overall financial performance. However, as described further below, during Q1 we completed a transaction with a new customer with a contract amount for licenses of approximately $340,000; during Q2 we completed a transaction with another new customer, Devon Way, with a contract amount for licenses of approximately $160,000; and during August we sold an additional license to Devon Way with a contract amount of $1,000,000. See Note 2 to Notes to Condensed Financial Statements for a description of how we treat these license amounts for accounting purposes.

We observe that these proof-of-concept “Penetrate” projects were successful from a TenFold technology and customer-satisfaction perspective, but some of the most promising large accounts have postponed moving ahead because of concerns regarding TenFold’s small size and financial condition. In light of this, we added resources to TeleMarketing/TeleSales to focus resources on identifying promising prospects and actively prosecuting smaller accounts, and have brought our senior business executives directly into selling larger, new account transactions.

During Q1, we closed a new customer business relationship that illustrates our Penetrate and Radiate business model. This new customer is a high growth company that faced the need to replace an existing, mission-critical marketing application on a very short time frame. This customer was not able to find a solution from packaged system vendors or traditional major applications development companies. Toward the end of Q1, the customer closed its initial business relationship with us. This customer purchased an ApplicationsSurvey, a two-week consulting engagement during which we investigated the application that it would like to build and provided database design and recommended work plan for building the application. Subsequently, the customer purchased our consulting services to assist it in a RequirementsNOW! three-week consulting project to build the first version of its multi-level marketing application, and the licenses required to run the application in production. This customer continues to purchase additional training and consulting services from us on an as-needed basis.

During Q2, we closed a similar new customer business relationship with a new company, Devon Way, that is seeking to transform the way utilities access and manage their internal and customer information. Devon Way plans to launch a subscription-based, on-demand, offering of sophisticated utility-industry applications. Robert W. Felton, a long-time member of our Board of Directors and a substantial TenFold shareholder and the former founder and CEO of Indus International, is the founder and majority shareholder of this company. The agreement that we executed in June 2005 included a RequirementsNOW! consulting project, licenses, technical support services, and training. This company continues to purchase additional consulting services from us on an as-needed basis. In August 2005, Devon Way also purchased for $1 million a perpetual enterprise license allowing it to host in its own or its customers’ data centers applications for the process industry sector. Any of its customers wishing to enhance or maintain those applications will need to buy an EnterpriseTenFold license.

During July 2005, we completed an ApplicationSurvey and RequirementsNOW! for a global systems integrator as a proof of concept that an application that it has been building to replace one currently provided through its business process outsourcing could be built faster and better with TenFold. After the successful completion of that proof of concept project, we are in ongoing discussion with this company regarding next steps.

During Q1, we completed the consulting and training services to enable JPMorgan Chase to become self-sufficient managing its TenFold-powered global lending system.

During the first half of 2005, we provided substantial development enhancement services to another flagship customer, Cedars-Sinai Medical Center. We also initiated and largely completed a project with another customer to build an application to replace a legacy system that manages the process of obtaining visas for travelers.

During the first half of 2005, we also continued the development and promotion of our TenFold Support SpeedPro and TenFold University services to our existing and new customers. Our customers use SpeedPro to get expert consultants for short-duration projects. This generates some new revenues for TenFold and, we believe, builds important customer allegiance. TenFold University continues to update its curriculum, training materials, and classes to accelerate customer adoption of our technology. During Q1, TenFold University offered the first MarketForce Discovery classes tailored to introduce expert EnterpriseTenFold users to the features of our most recent release. During Q2, we substantially increased the amount of training conducted by TenFold University over Q1, and we further enhanced the curriculum of our introductory class to better simulate the full applications development project lifecycle.

We continue to leverage other distribution channels to broaden our distribution. We continue to work with our largest partner, Perot Systems, as it continues the implementation of the TenFold-powered application at Cedars-Sinai. One of new Q4 2004 partners, Breakthrough! Inc., introduced its first TenFold customer during Q1. Our larger VARs, Redi2 Technologies and Vertex, continue to actively pursue new accounts for their TenFold-powered financial and utility billing applications in North America and the United Kingdom. In August 2005, Redi2 announced its biggest customer win to date, adding Newton Investment Management.

Customers using TenFold-powered applications in production today include, among others, Abbey National Bank, Allstate Insurance, Barclays Global Investors, Cedars-Sinai Medical Center, Deutsche Bank, Dresdner Bank, Franklin Templeton, iplan networks, JPMorgan Chase, MedCath, Rand Technology, Trinity Health, and Vertex (a subsidiary of United Utilities).

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship of selected items from our statements of operations to total revenues.

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Revenues:
License	13%	1%	10%	2%
Services and other	87%	99%	90%	98%

Total revenues	100%	100%	100%	100%
Operating expenses:
Cost of revenues	44%	17%	53%	28%
Sales and marketing	50%	6%	47%	6%
Research and development	52%	9%	55%	13%
General and administrative	35%	6%	37%	9%

Total operating expenses	181%	38%	192%	56%

Income (loss) from operations	(81%)	62%	(92%)	44%
Total other income, net	1%	1%	3%	1%

Income (loss) before income taxes	(80%)	63%	(89%)	45%
Provision for income taxes	—	—	—	—

Net income (loss)	(80%)	63%	(89%)	45%

Revenues

Total revenues decreased $8.8 million, or 84 percent, to $1.7 million for the three months ended June 30, 2005, as compared to $10.5 million for the same period in 2004. For the six months ended June 30, 2005, total revenues decreased $10.8 million, or 77 percent, to $3.3 million as compared to $14.1 million for the same period in 2004.

Services and other revenues decreased $8.9 million, or 86 percent, to $1.5 million for the three months ended June 30, 2005 as compared to $10.4 million for the same period in 2004. For the six months ended June 30, 2005, services and other revenues decreased $10.8 million, or 78 percent, to $3.0 million as compared to $13.8 million for the same period in 2004.

Our results for the three and six months ended June 30, 2004 include $8.1 million in revenues, and $150,000 in operating costs, related to the completion of an earlier fixed-price applications development project with Cedars-Sinai Medical Center (“Cedars”). This completed the recognition of these revenues and related costs that were deferred in earlier years pending confirmation of the completion of the applications development project and resolution of potential disputes between the parties.

Excluding the effect of this Cedars transaction, we would have had revenues of $2.4 million, and a net loss of $1.3 million for the three months ended June 30, 2004. In addition to the decrease related to the Cedars transaction, services and other revenues decreased during the three and six months ended June 30, 2005, due to decreases in revenues from certain customers who purchased less time-and-materials consulting from us over time as they completed their applications development projects and became more self-sufficient. One customer completed its use of our time-and-materials consulting services for its applications development project during the quarter ended September 30, 2004. Another large customer’s time-and-materials consulting engagement was substantially completed during the quarter ended March 31, 2005. These decreases were partially offset by consulting revenues from new customers.

In June 2005, we entered into an agreement with a new customer to provide licenses, consulting services, technical support services, and training, for a total of approximately $314,000. A long-time member of our Board of Directors, Robert W. Felton, is the founder, and majority shareholder of this customer. We recognized license revenues of $160,000 and services and other revenues of $117,000 from this customer during the three and six months ended June 30, 2005. See Note 11 of the Notes to Condensed Financial Statements for more information.

License revenues increased $115,000, or 106 percent, to $223,000 for the three months ended June 30, 2005, as compared to $108,000 for the same period in 2004. For the six months ended June 30, 2005, license revenues increased $56,000, or 22 percent, to $316,000 as compared to $260,000 for the same period in 2004. The increase in license revenues is primarily due to the license revenues of $160,000 recognized from the related party transaction described above.

Revenues from customers outside of North America were approximately 10 percent of total revenues for the three months ended June 30, 2005 as well as 10 percent of total revenues for the same period in 2004. For the six months ended June 30, 2005, revenues from customers outside of North America were approximately 11 percent of total revenues as compared to 20 percent of total revenues for the same period in 2004. For the six months ended June 30, 2005, the decrease in revenues from customers outside of North America is primarily due to a decrease in revenues from a UK customer that completed its use of our time-and-material consulting services for an applications development project during the quarter ended September 30, 2004. Our long-lived assets are deployed in the United States.

Two customers accounted for a total of 55 percent of our revenues for the three months ended June 30, 2005 (individually 39 percent and 16 percent of our total revenues, respectively) compared to one customer, Cedars, accounting for a total of 77 percent of our revenues for the same period in 2004. Three customers accounted for a total of 55 percent of our revenues for the six months ended June 30, 2005 (individually 24 percent, 21 percent, and 10 percent of our total revenues, respectively) compared to three customers accounting for a total of 93 percent of our revenues for the same period in 2004 (individually 59 percent (Cedars), 17 percent, and 17 percent). No other single customer accounted for more than 10 percent of our total revenues for the three and six months ended June 30, 2005 or the same periods in 2004.

Our project for the customer accounting for 24 percent of our total revenues for the six months ended June 30, 2005, was substantially completed during the quarter ended March 31, 2005.

We expect to provide additional services to the two customers who accounted for a total of 55 percent of our revenues for the three months ended June 30, 2005. However, in future periods, the amount of revenue from these customers will likely decline as the volume of work performed for these customers decreases as they complete projects. A significant customer in one period may not continue to purchase significant licenses or services from us in a subsequent period.

Operating Expenses

Cost of Revenues. Cost of revenues consists primarily of compensation and other related costs of personnel and contractors to provide applications development and implementation, support, and training services. Cost of revenues decreased $1.0 million, or 58 percent, to $757,000 for the three months ended June 30, 2005, as compared to $1.8 million for the same period in 2004. For the six months ended June 30, 2005, cost of revenues decreased $2.2 million, or 56 percent, to $1.8 million as compared to $4.0 million for the same period in 2004. The decrease in cost of revenues is primarily due to having fewer staff (particularly subcontractors) working on certain customer projects as these customers completed their applications development projects and became more self-sufficient. In particular, the UK project that ended during the quarter ended September 30, 2004 was staffed with subcontractors who we released upon completion of the services.

Sales and Marketing. Sales and marketing expenses consist primarily of compensation, travel, and other related expenses for sales and marketing personnel; and marketing seminars, public relations, advertising and other marketing expenses. Sales and marketing expenses increased $265,000, or 46 percent, to $846,000 for the three months ended June 30, 2005, as compared to $581,000 for the same period in 2004. For the six months ended June 30, 2005, sales and marketing expenses increased $664,000, or 74 percent, to $1.6 million as compared to $896,000 for the same period in 2004. These increases in sales and marketing expenses are primarily due to increasing marketing activities and expanding sales staffing.

Research and Development. Research and development expenses consist primarily of compensation and other related costs of personnel dedicated to research and development activities. Research and development expenses decreased $104,000, or 11 percent, to $876,000 for the three months ended June 30, 2005, as compared to $980,000 for the same period in 2004. For the six months ended June 30, 2005 and June 30, 2004, research and development expenses remained unchanged at $1.8 million.

General and Administrative. General and administrative expenses consist primarily of the costs of executive management, finance and administrative staff, business insurance, and professional fees. General and administrative expenses decreased $52,000, or 8 percent, to $592,000 for the three months ended June 30, 2005 as compared to $644,000 for the same period in 2004. For the six months ended June 30, 2005 and June 30, 2004, general and administrative expenses remained unchanged at $1.2 million.

During the quarter ended March 31, 2004, we reduced some variable compensation accrued during 2003, to lower levels that we believe better reflected our estimates. This reduced operating expenses for the first quarter of 2004 by $219,000.

Total Other Income, net

Net total other income was $20,000 for the three months ended June 30, 2005, as compared to $86,000 for the same period in 2004. Net total other income was $119,000 for the six months ended June 30, 2005, as compared to $193,000 for the same period in 2004.

Provision for Income Taxes

The provisions for income taxes for the three and six months ended June 30, 2005 of $6,000 and $7,000, respectively, relate to foreign taxes. The provisions for income taxes for the three and six months ended June 30, 2004 of $4,000 and $4,000, respectively, relate primarily to foreign taxes and reversing a portion of our valuation allowance attributable to operating income.

At June 30, 2005, management has recognized a valuation allowance for the net deferred tax assets related to temporary differences, foreign tax credit carryforwards and net operating loss carryforwards. The valuation allowance was recorded in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, which requires that a valuation allowance be established when there is significant uncertainty as to the realizability of the deferred tax assets. Based on a number of factors, the currently available, objective evidence indicates that it is more likely than not that the net deferred tax assets will not be realized.

Critical Accounting Policies

The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend our business activities. To aid in that understanding, management has identified the “critical accounting policies” below. These policies have the potential to have a more significant impact on our financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.

Revenue Recognition and Project Profitability

We believe risks relating to revenue recognition include the judgment required to determine project profit or loss projections on time-and-material contracts. We recognize time-and-materials revenue at the lowest point in the range of estimated profit margin, which represents our best estimate of the profit to be achieved. Variances may occur if we are unable to collect time-and-materials billings or if we grant concessions to time-and-materials customers in order to sell additional business or collect cash under the contract. As we occasionally provide services on a fixed price basis, risks relating to revenue recognition also include the judgment and estimation required to determine fixed-price project completion percentages, and fixed-price project profit or loss projections. Variances between management’s estimates and actual results may result in significant adjustments to our results of operations and financial position.

Litigation Reserves

We review asserted litigation claims each quarter to determine the likelihood that the claim will result in a loss. Significant management judgment is required to conclude on the likely outcome of outstanding litigation. If a loss is probable on a litigation claim, management estimates the loss and we accrue the estimated loss. If a loss is considered probable but cannot be reasonably estimated, we disclose the contingency in the notes to our financial statements. Losses may result on litigation claims that are not considered probable or are not estimable at the current time, potentially having a significant impact on future financial results.

Liquidity and Capital Resources

As of June 30, 2005, our principal source of liquidity was our cash and cash equivalents of $2.1 million. During the six months ended June 30, 2005, we funded purchases of computer equipment of $16,000 with capital leases.

Net cash used in operating activities was $3.1 million for the six months ended June 30, 2005 as compared to $3.4 million for the same period in 2004. The small decrease in net cash used in operating activities results primarily from a decrease in cash outflows from reduced expenses. This decrease in cash outflows was largely offset by a decrease in cash inflows as the customers of some of our prior time-and-materials consulting engagements completed their initial projects and became self-sufficient.

Net cash used in investing activities was $14,000 for the six months ended June 30, 2005 as compared to net cash provided by investing activities of $32,000 for the same period in 2004.

Net cash provided by financing activities was $11,000 for the six months ended June 30, 2005 as compared to $208,000 for the same period in 2004. Net cash provided by financing activities for the six months ended June 30, 2005 included $27,000 of proceeds from employee stock purchase plan stock issuances. Net cash provided by financing activities for the six months ended June 30, 2004 included $100,000 of proceeds from employee stock purchase plan stock issuances, and $113,000 from employee stock option exercises.

Our deferred revenue balance generally results from contractual commitments made by customers to pay amounts to us in advance of revenues earned. We had deferred revenue balances of $993,000 at June 30, 2005 and $1.1 million at December 31, 2004. When over time we recognize these deferred revenue balances as revenues in the statement of operations, we will not have corresponding increases in cash, as the related cash amounts have previously been received by us. Our unbilled accounts receivable represents revenue that we have earned but which we have not yet billed.

During 2004 and continuing into 2005, we have carefully managed our accounts receivable and generated additional cash inflows wherever possible from our existing customer base and new customers. However, significant challenges and risks remain:

•	For the last several years, we have derived a significant portion of our cash inflows from time-and-materials consulting services performed for a limited number of large customers for whom we were completing enterprise applications development projects. These parties initially became customers of TenFold under our prior business model in earlier years. As these customers completed their initial projects and became self-sufficient, they reduced their purchases of time-and-materials consulting services (although most continue to purchase support from us and other services from time to time). These reductions have materially reduced our cash inflows. The last of these large time-and-materials consulting engagements was substantially completed during the quarter ended March 31, 2005.

•	We continue to invest in specific marketing initiatives intended to increase awareness and generate leads, as well as to carry the cost of direct sales staff to convert those leads to sales.

•	Although we have closed more sales to new customers in the first half of 2005 than we did in the same period in 2004, we continue to experience difficulty closing substantial new sales, and it is unclear when or if we can expect to predictably close significant sales to new or existing customers, and to achieve and sustain positive cash flow from operations.

•	We are seeking additional capital to support our operations until our cash flow from sales to new or existing customers provides sufficient cash flow, and that capital may or may not be available on acceptable terms.

We are cognizant of these challenges and risks and that we must generate cash from operations, business transactions, or capital raising to ensure sufficient liquidity for our operations and to support future growth. We are focusing on selling new, larger license deals with current customers who have experienced our value proposition, exploring distribution agreements, and continuing discussions with potential investors about the possibility of raising capital. In early August 2005, we completed an additional licensing transaction with a related party, Devon Way, resulting in a cash payment to TenFold of $1 million. See Note 11 of Notes to Condensed Financial Statements for more information.

However, there can be no assurance that we will be successful, and these risks may have a materially adverse affect on our future cash flow and operations. At our present levels of revenue generation and cash consumption, we will not have sufficient resources to continue as a going concern through 2005, as we will exhaust our existing cash balances in the fourth quarter of 2005.

See “Factors that May Affect Future Results and Market Price of Stock” for more information about risks facing TenFold.

Disclosure about Contractual Obligations

The following table sets forth summary information regarding certain contractual obligations recorded in the condensed financial statements as of June 30, 2005 (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt	$—	$—	$—	$—	$—
Capital lease obligations	65	36	29	—	—
Operating lease obligations	936	426	510	—	—
Purchase obligations	238	238	—	—	—
Other long term liabilities reflected on the registrant’s Balance Sheet under GAAP	—	—	—	—	—

Total	$1,239	$700	$539	$—	$—

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, which amends Accounting Principles Board (APB) Opinion No. 29, Accounting for Nonmonetary Transactions. The guidance in APB Opinion 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB Opinion 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005. We do not expect that the adoption of SFAS No. 153 will have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services through share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for the award of equity investments based on the fair value of the award at the date of grant. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. On April 14, 2005, the Securities and Exchange Commission issued a release announcing the adoption of a new rule delaying the required implementation of SFAS No. 123R. Under this new rule, SFAS No. 123R is effective as of the beginning of the first annual reporting period that begins after June 15, 2005 and, thus, will be effective for us beginning with the first quarter of 2006. We are currently evaluating the impact of SFAS 123R and expect the adoption to have a material impact on our financial position and results of operations. See Stock-Based Compensation in Note 5 of our Notes to Condensed Financial Statements for more information related to the pro forma effects on our reported net loss and loss per share of applying the fair value recognition provisions of the previous SFAS 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 is a replacement of APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and how to report a change in such circumstances. SFAS No. 154 also provides that a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate effected by a change in accounting principle, and also provides that correction of errors in previously issued financial statements should be termed a “restatement.” SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Factors that May Affect Future Results and Market Price of Stock

We operate in a rapidly changing environment that involves numerous risks, some of which are beyond our control. In addition, at our present levels of revenue generation and cash consumption, we will exhaust our existing cash balances in the fourth quarter of 2005. The following discussion elaborates on some of these risks.

If we are unable to generate sufficient cash flow from operations, or secure additional sources of financing, we will be unable to continue operations as a going concern

While our financial statements have been prepared under the assumption that we will continue as a going concern, the independent accounting firm’s report on our December 31, 2004 financial statements, prepared by Tanner LC (formerly Tanner+Co), included an explanatory paragraph relating to their substantial doubt as to our ability to continue as a going concern. Our business model relies upon generating new sales to existing and new customers. During 2004 and continuing into 2005, we have carefully managed our accounts receivable and generated additional cash inflows wherever possible from our existing customer base and new customers. However, for the year ended December 31, 2004, net cash used in operations was $7.3 million, and for the six months ended June 30, 2005 net cash used in operations was $3.1 million. If we do not generate significant new sales to existing and new customers, or raise additional capital, in the near term, we will be required to sell part or all of our assets, and/or terminate operations. In such circumstances, it is unlikely that the proceeds from sales of our assets would be sufficient to fully satisfy our obligations to our creditors, and therefore it is unlikely that our existing stockholders would receive any value for their stock. If we raise additional capital, it may require pricing and other terms that result in substantial dilution to existing stockholders’ ownership interests in TenFold. There can be no assurance that we will be successful achieving sufficient cash flow.

We continue to experience difficulty in securing customer revenue

Although we have closed more sales to new customers in the first half of 2005 than we did in the period in 2004, we continue to face a challenging sales environment and we continue to experience difficulty closing substantial new sales, and it is unclear when or if we can expect to achieve significant sales to new or existing customers, and to achieve and sustain positive cash flow from operations. Furthermore, our uncertain future may make it less likely for customers to want to do business with us. As a result, there is no assurance that we will be able to convince future prospective customers to purchase products or services from us or that any customer revenue that is achieved can be sustained. If we are unable to obtain future customer revenue or outside financing, our operations, financial condition, liquidity, and prospects will be materially and adversely affected, and we will be required to sell part or all of our assets, and/or terminate operations.

Our sales cycle can be lengthy and subject to delays and these delays could cause our operating results to suffer

We believe that a customer’s decision to purchase significant products or services from us can involve a significant commitment of resources and be influenced by customer budget cycles. To successfully sell our products and services, we generally must educate our potential customers regarding the use and benefit of our products and services. Recently, we have been able to demonstrate new account penetration through small, introductory proof-of-concept projects including small development and deployment licenses and limited consulting services, and some of these projects have led to larger sales. However, historically, getting new customers to purchase significant licenses or services has required significant time and resources. Consequently, the period between initial contact and the purchase of our products or services can be long and subject to delays associated with the lengthy budgeting, approval, and competitive evaluation processes that typically accompany significant capital expenditures. Historically, our sales cycles have been lengthy and variable, typically ranging between three to twelve months from initial contact with a potential customer to the signing of a contract. Sales delays could cause our operating results to vary widely. There can be no assurance that we will not experience sales delays in the future. In addition, we face a challenging sales environment and there can be no assurance that we will have sales in the future.

Our future prospects are difficult to evaluate

In light of our operating results for recent periods and the continued difficult sales environment we face and in the technology sector in general, it is difficult to evaluate our future prospects. There can be no assurance that we will be able to successfully complete current or new projects. In the past we received customer complaints concerning some of our projects. Although we have substantially changed the business model under which we sold and delivered business that generated customer complaints, we cannot be certain that we will not receive more customer complaints in the future. Such complaints would likely adversely affect our ability to sell to other customers. Additionally, our failure to successfully complete any current or new projects may have a material adverse impact on our financial position and results of operations. We cannot be certain that our business strategy will succeed.

We are substantially dependent on a small number of customers and the loss of one or more of these customers may cause revenues and cash flow to decline

We have derived, and over the near term we expect to continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. For example, three customers accounted for a total of 87 percent of our total revenues for the year ended December 31, 2004 (individually 50 percent, 22 percent and 15 percent, respectively) and three customers accounted for a total of 55 percent of our revenues for the six months ended June 30, 2005 (individually 24 percent, 21 percent, and 10 percent of our total revenues, respectively). Significant reductions in the amount of business large customers conduct with us has previously and may in the future, materially and adversely affect our business, results of operations, financial position and liquidity. Replacing the loss of an important customer is unpredictable. Revenues and cash flows from a single customer or a few important customers may constitute a significant portion of our total revenues and cash inflows in a particular period, then decline as the volume of work performed for specific customers decreases as they complete projects. A major customer in one period may not continue to purchase significant licenses or services from us in a subsequent period.

The customer accounting for 16 percent of our total revenues for the three months ended June 30, 2005, is a related party. See Note 11 of our Notes to Condensed Financial Statements for more information related to this transaction.

The revenue from the customer who accounted for 50 percent of our total revenues for the year ended December 31, 2004 was primarily from the non-recurring transaction with Cedars during the second quarter of 2004. We do not expect Cedars to account for a significant percentage of our revenues in the future.

Our revenues from the two customers accounting for 22 percent and 15 percent of our total revenues for the year ended December 31, 2004, which was primarily time-and-materials consulting revenue, has decreased over time as these customers completed their current applications development projects and became more self-sufficient. The customer accounting for 15 percent of our total revenues for the year ended December 31, 2004 completed its use of our time-and-materials consulting services for its current application development project during the quarter ended September 30, 2004. We staffed this project with subcontractors who we released upon completion of these services. Our project for the customer accounting for 22 percent of our total revenues for the year ended December 31, 2004, and 24 percent of our total revenues for the six months ended June 30, 2005, was substantially completed during the quarter ended March 31, 2005.

We have previously recognized significant deferred revenues which will not be available in future periods

Our deferred revenue balance generally results from contractual commitments made by customers to pay amounts to us in advance of revenues earned. We had deferred revenues of $1.1 million at December 31, 2004 compared to $7.6 million at December 31, 2003. The decrease resulted primarily from the recognition of previously deferred revenues during the quarter ended June 30, 2004, upon our successful conclusion of an earlier fixed-price applications development project. We had a deferred revenue balance of $993,000 at June 30, 2005 that we expect to recognize as revenues in future periods, but the timing of recognition is uncertain. We do not expect to recognize revenues or profits from deferred revenues during 2005 at the same levels that we experienced during 2004.

Our growth and success depends on our ability to license EnterpriseTenFold; however, we have limited experience licensing EnterpriseTenFold to date

The success of our business is dependent in large part upon our ability to license EnterpriseTenFold. If our strategy for marketing EnterpriseTenFold and our other products is unsuccessful, or if we are unable to license EnterpriseTenFold and/or other products successfully, or within the time frames anticipated, our revenues and operating results will continue to suffer.

Our historical quarterly operating results have varied significantly and our future operating results could vary

Historically, our quarterly operating results have varied significantly. For example, during some years, we have had quarterly profits followed by losses in subsequent quarters. Our future operating results may continue to vary significantly. Until we achieve and sustain significant sales to new or existing customers, we expect to continue to experience losses.

If our software contains defects or other limitations, we could face product liability exposure

Because of our limited operating history and our small number of customers, we have completed a limited number of projects that are now in production. As a result, there may be undiscovered material defects in our products or technology. Furthermore, complex software products often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Despite internal testing and testing by current and potential customers, our current and future products may contain serious defects. Serious defects or errors could result in lost revenues or a delay in market acceptance, which would damage our reputation and business.

Because our customers may use our products for mission-critical applications, errors, defects, or other performance problems could result in financial or other damages to customers. Our customers could seek damages for these losses. Any successful claims for these losses, to the extent not covered by insurance, could result in our being obligated to pay substantial damages, which would cause operating results to suffer. Although our license agreements typically contain provisions designed to limit our liability, existing or future laws or unfavorable judicial decisions could negate these limitations of liability provisions. A product liability claim brought against us, even if not successful, would likely be time consuming and costly.

Our errors and omissions coverage may not cover contractual disputes

While we maintain errors and omissions insurance coverage for claims related to customer contract disputes within the coverage scope and term, given the nature and complexity of the factors affecting the estimated liabilities, actual liabilities may exceed or be outside the scope of our current errors and omissions coverage. We can give no assurance that our insurance carrier will extend coverage to future claims. In addition, no assurance can be given that we will not be subject to material additional liabilities and significant additional litigation relating to errors and omissions arising from future claims.

Our errors and omissions insurance policy is in the form of an industry standard software errors and omissions policy. As such, it only covers software errors and omissions that occur after the delivery of software and excludes contractual disputes such as cost and time related guarantees. We have previously had contractual disputes related to our guarantees. While we have substantially changed our business model and no longer offer a money-back guarantee, no assurance can be given that we will not be subject to these types of claims in the future. In the event that liabilities from claims are not covered by or exceed our errors and omissions coverage, our business, results of operations, financial position, or liquidity could be materially and adversely affected.

We are involved in a litigation matter and may in the future be involved in further litigation or disputes that may be costly and time-consuming, and if we suffer adverse judgments, our operating results could suffer

We are involved in a class action suit against more than 300 issuers involving the underwriters of those issuers’ initial public offerings. Although we currently expect to resolve this matter without significant cost to TenFold, we may in the future face other litigation or disputes with customers, employees, business partners, stockholders, or other third parties. Such litigation or disputes could result in substantial costs and diversion of resources that would harm our business. An unfavorable outcome of this matter may have a material adverse impact on our business, results of operations, financial position, or liquidity. See “Legal Proceedings and Contingencies” generally for more information concerning our litigation and disputes.

Our settlements with Perot Systems and Cedars-Sinai Medical Center require that if we do not meet certain obligations their claims may be re-instated or re-asserted, and if this were to happen and we suffer adverse judgments, our operating results could suffer

Although we have settled prior disputes with Perot Systems and Cedars-Sinai Medical Center, and during 2004 entered into revised agreements with Cedars-Sinai that confirm our completion of the earlier project and provide for mutual releases from prior related claims, our agreements still require that we perform and meet certain obligations. If we are unable to or do not perform or meet these obligations, Perot Systems and Cedars-Sinai may re-instate or re-assert their respective prior claims against us. If either Perot Systems or Cedars-Sinai were to re-instate or re-assert their respective claims, an unfavorable outcome of the matter may have a material adverse impact on our business, results of operations, financial position, or liquidity.

If we fail to adequately anticipate employee and resource utilization rates, our operating results could suffer

A high percentage of our operating expenses, particularly personnel and rent, are relatively fixed in advance of any particular quarter. As a result, unanticipated variations in the number, or progress toward completion, of our projects or in employee utilization rates did and may continue to cause significant variations in operating results in any particular quarter and could result in quarterly losses. Time-and-materials consulting arrangements can typically be terminated by a customer on short notice. An unanticipated termination of a major project, the delay of a project, or the completion during a quarter of several projects has in the past and may continue to result in under-utilized employees and could, therefore, cause us to suffer quarterly losses or adverse results of operations.

A loss of Nancy M. Harvey, Jeffrey L. Walker, or any other key employee could impair our business

Our industry is competitive and we are substantially dependent upon the continued service of our existing executive personnel, especially Nancy M. Harvey, President, Chief Executive Officer and Chief Financial Officer. Furthermore, our products and technologies are complex and we are substantially dependent upon the continued service of our senior technical staff, including Jeffrey L. Walker, Chairman of the Board of Directors, Executive Vice President, and Chief Technology Officer. If a key employee resigns to join a competitor or to form a competing company, the loss of the employee and any resulting loss of existing or potential customers to the competing company would harm our business. We do not carry key-man life insurance on any of our key employees. We have entered into an employment agreement with our President, Chief Executive Officer, and Chief Financial Officer, Nancy M. Harvey. However, the agreement does not ensure continued service to TenFold. In the event of the loss of key personnel, there can be no assurance that we would be able to prevent their unauthorized disclosure or use of our technical knowledge, practices, or procedures.

Our failure to attract and retain highly skilled employees, particularly project managers and other senior technical personnel, could impair our ability to complete projects and expand our business

Our services business is labor intensive. Our success will depend in large part upon our ability to attract, retain, train, and motivate highly skilled employees, particularly project managers and other senior technical personnel. Any failure on our part to do so would impair our ability to adequately manage and complete existing projects, bid for and obtain new projects, and expand business. There exists significant competition for employees with the skills required to perform the services we offer. Qualified project managers and senior technical staff are in great demand and are likely to remain a limited resource for the foreseeable future. Our current financial condition, and our prior restructurings and related headcount reductions, may make it more difficult for us to retain and compete for such employees. There can be no assurance that we will be successful in retaining, training, and motivating our employees or in attracting new, highly skilled employees. If we are unsuccessful in this effort or if our employees are unable to achieve expected performance levels, our business will be harmed.

If we cannot protect or enforce our intellectual property rights, our competitive position would be impaired and we may become involved in costly and time-consuming litigation

Our success is dependent, in large part, upon our proprietary EnterpriseTenFold technology and other intellectual property rights. If we are unable to protect and enforce these intellectual property rights, our competitors will have the ability to introduce competing products that are similar to ours, and our revenues, market share, and operating results will suffer. To date, we have relied primarily on a combination of patent, copyright, trade secret, and trademark laws, and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. We have been issued three patents in the U.S. and intend to continue to seek patents on our technology when appropriate. There can be no assurance that the steps we have taken in this regard will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. The laws of some countries may not protect our intellectual property rights to the same extent as do the laws of the United States. Furthermore, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. This litigation could result in substantial costs and diversion of resources that would harm our business.

To date, we have not been notified that our products infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement by us with respect to current or future products. We expect software developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any of these claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention and resources, cause product shipment delays, or require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. A successful claim against us of product infringement and our failure or inability to license the infringed or similar technology on favorable terms would harm our business.

If we fail to successfully compete, our revenues and market share will be adversely affected

The market for our products and services is highly competitive, and if we are not successful in competing in this market, our revenues and market share will suffer. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, and have greater name recognition than we do. In addition, there are relatively low barriers to entry into our markets and we have faced, and expect to continue to face, additional competition from new entrants into our markets.

International political and economic uncertainty could have an adverse impact on our business and on our operating results

Revenues from customers outside of North America were approximately 11 percent of total revenues for the six months ended June 30, 2005, and approximately 20 percent of total revenues for 2004. The international political and economic uncertainty caused by the ongoing war on terrorism and other international political developments may adversely impact our ability to continue existing relationships with our foreign customers and to develop new business abroad.

Our stock price may continue to be volatile

Our stock price has fluctuated widely in the past and could continue to do so in the future. Your investment in our stock could lose value. Some of the factors that could significantly affect the market price of our stock, in addition to those mentioned in this section “Factors that May Affect Future Results and Market Price of Stock,” include: variations in our quarterly financial results; further decreases in our cash resources, changes in our revenue; changes in our customer base including the loss of a major customer; changes in management; reports or earnings estimates published by financial analysts; changes in political, economic and market conditions either generally or specifically to particular industries; and fluctuations in stock prices generally, particularly with respect to the stock prices for other technology companies. A significant drop in our stock price could expose us to the risk of securities class action lawsuits. Defending against such lawsuits could result in substantial costs and divert management’s attention and resources. An unfavorable outcome of such a matter may have a material adverse impact on our business, results of operations, financial position, or liquidity.

No corporate actions requiring stockholder approval can take place without the approval of our controlling stockholders

The executive officers, directors, and entities affiliated with them, in the aggregate, beneficially own approximately 52 percent of our outstanding common stock. Jeffrey L. Walker, Chairman, Executive Vice President and Chief Technology Officer, and the Walker Children’s Trust, in the aggregate, currently beneficially own approximately 41 percent of our outstanding common stock. Mr. Walker, acting with others, would be able to decide or significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. This concentration of ownership may have the effect of delaying or preventing a merger or other business combination transaction, even if the transaction would be beneficial to our other stockholders.

The anti-takeover provisions in our charter documents and/or under Delaware law could discourage a takeover that stockholders may consider favorable

Provisions of our certificate of incorporation, bylaws, stock incentive plans and Delaware law may discourage, delay, or prevent a merger or acquisition that a stockholder may consider favorable.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk.

Reference is made to Item 7A, “Quantitative and Qualitative Disclosures about Market Risk,” appearing on page 42 of TenFold’s 2004 Annual Report on Form 10-K for information relating to TenFold’s interest rate and currency rate risks. There have been no material changes in such risks through June 30, 2005.

Item 4.	Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s management, including Nancy Harvey (Chief Executive Officer and Chief Financial Officer), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of June 30, 2005. Based on that evaluation, Ms. Harvey concluded that the Company’s disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in reports it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as specified in the rules and forms of the Securities and Exchange Commission. There have been no material changes in the Company’s internal controls over financial reporting or in other factors reasonably likely to affect the internal controls over financial reporting during the quarter ended June 30, 2005.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

See Part I, Item 1, Note 8 of Notes to Condensed Financial Statements for a description of legal proceedings.

Item 4.	Submission of Matters to a Vote of Security Holders

We held our Annual Meeting of Stockholders on June 22, 2005, in Sandy, Utah. A total of 39,254,606 shares (approximately 85 percent of all shares entitled to vote at the meeting) were represented by proxy or ballot at the meeting. The matters voted upon at the meeting, and the votes cast with respect to each were:

•	Election of three directors to hold office until the 2007 Annual Meeting of Stockholders: Richard H. Bennett, Jr. – 38,114,974 shares cast for election and 1,139,632 shares withheld; Robert E. Parsons, Jr. – 38,843,304 shares cast for election and 411,302 shares withheld; and Jeffrey L. Walker – 38,111,560 shares cast for election and 1,143,046 shares withheld. The terms of the following other existing directors continued after the meeting: Stephen H. Coltrin, Robert W. Felton, Nancy M. Harvey and Ralph W. Hardy, Jr.

•	Ratification of the selection of Tanner LC as independent auditors of TenFold for the fiscal year ended December 31, 2005 – 39,091,587 shares cast for ratification, 82,829 shares cast against ratification, and 80,190 shares abstained.

•	Approval of an amendment to the 1999 Stock Plan increasing the number of shares of common stock reserved for issuance thereunder by 5,000,000 shares – 23,118,106 shares cast for ratification, 1,830,787 shares cast against ratification, 245,400 shares abstained, and 14,060,313 broker non-votes.

Item 6.	Exhibits

(a)	Exhibits

Number	Description

3.3	Bylaws of TenFold, as amended

11*	Computation of Shares used in Computing Basic and Diluted Net Loss Per Share.

31	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to “Notes to Condensed Financial Statements” herein

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TenFold Corporation

/s/ Nancy M. Harvey
Nancy M. Harvey President, Chief Executive Officer, and Chief Financial Officer August 15, 2005

Exhibit 3.3

BYLAWS

OF

TENFOLD CORPORATION

a Delaware corporation

2

3

BYLAWS

OF

TENFOLD CORPORATION

ARTICLE I

OFFICES

SECTION 1.1 REGISTERED OFFICE. The registered office of the corporation in the State of Delaware shall be in the City of Dover, County of Kent.

SECTION 1.2 OTHER OFFICES. The corporation shall also have and maintain an office or principal place of business at 1050 Sagebrush, Jackson, Wyoming 83001, and may also have offices at such other places, both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

STOCKHOLDERS’ MEETINGS

SECTION 2.1 PLACE OF MEETINGS. Meetings of the stockholders of the corporation shall be held at such place, either within or without the State of Delaware, as may be designated from time to time by the Board of Directors, or, if not so designated, then at the office of the corporation required to be maintained pursuant to Section 1.2 of Article I hereof.

SECTION 2.2 ANNUAL MEETINGS. The annual meetings of the stockholders of the corporation, commencing with the year 1994, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors.

SECTION 2.3 SPECIAL MEETINGS. Special Meetings of the stockholders of the corporation may be called, for any purpose or purposes, by the Chairman of the Board or the President or the Board of Directors or by one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting at any time.

SECTION 2.4 NOTICE OF MEETINGS.

(a) Except as otherwise provided by law or the Certificate of Incorporation, written notice of each meeting of stockholders, specifying the place, date and hour and purpose or purposes of the meeting, shall be given not

4

less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote thereat, directed to his address as it appears upon the books of the corporation; except that where the matter to be acted on is a merger or consolidation of the Corporation or a sale, lease or exchange of all or substantially all of its assets, such notice shall be given not less than twenty (20) nor more than sixty (60) days prior to such meeting.

(b) If at any meeting action is proposed to be taken which, if taken, would entitle shareholders fulfilling the requirements of section 262(d) of the Delaware General Corporation Law to an appraisal of the fair value of their shares, the notice of such meeting shall contain a statement of that purpose and to that effect and shall be accompanied by a copy of that statutory section.

(c) When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken unless the adjournment is for more than thirty days, or unless after the adjournment a new record date is fixed for the adjourned meeting, in which event a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(d) Notice of the time, place and purpose of any meeting of stockholders may be waived in writing, either before or after such meeting, and to the extent permitted by law, will be waived by any stockholder by his attendance thereat, in person or by proxy. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

(e) Unless and until voted, every proxy shall be revocable at the pleasure of the person who executed it or of his legal representatives or assigns, except in those cases where an irrevocable proxy permitted by statute has been given.

SECTION 2.5 QUORUM AND VOTING.

(a) At all meetings of stockholders, except where otherwise provided by law, the Certificate of Incorporation, or these Bylaws, the presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. Shares, the voting of which at said meeting have been enjoined, or which for any reason cannot be lawfully voted at such meeting, shall not be counted to determine a quorum at said meeting. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. At such adjourned meeting at

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which a quorum is present or represented any business may be transacted which might have been transacted at the original meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

(b) Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, all action taken by the holders of a majority of the voting power represented at any meeting at which a quorum is present shall be valid and binding upon the corporation.

SECTION 2.6 VOTING RIGHTS.

(a) Except as otherwise provided by law, only persons in whose names shares entitled to vote stand on the stock records of the corporation on the record date for determining the stockholders entitled to vote at said meeting shall be entitled to vote at such meeting. Shares standing in the names of two or more persons shall be voted or represented in accordance with the determination of the majority of such persons, or, if only one of such persons is present in person or represented by proxy, such person shall have the right to vote such shares and such shares shall be deemed to be represented for the purpose of determining a quorum.

(b) Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such person or his duly authorized agent, which proxy shall be filed with the Secretary of the corporation at or before the meeting at which it is to be used. Said proxy so appointed need not be a stockholder. No proxy shall be voted on after three years from its date unless the proxy provides for a longer period.

(c) Without limiting the manner in which a stockholder may authorize another person or persons to act for him as proxy pursuant to subsection (b) of this section, the following shall constitute a valid means by which a stockholder may grant such authority:

(i) A stockholder may execute a writing authorizing another person or persons to act for him as proxy. Execution may be accomplished by the stockholder or his authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature.

(ii) A stockholder may authorize another person or persons to act for him as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be

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the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. Such authorization can be established by the signature of the stockholder on the proxy, either in writing or by a signature stamp or facsimile signature, or by a number or symbol from which the identity of the stockholder can be determined, or by any other procedure deemed appropriate by the inspectors or other persons making the determination as to due authorization.

(d) Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to subsection (c) of this section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

SECTION 2.7 VOTING PROCEDURES AND INSPECTORS OF ELECTIONS.

(a) The corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability.

(b) The inspectors shall (i) ascertain the number of shares outstanding and the voting power of each, (ii) determine the shares represented at a meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

(c) The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxies or votes, nor any revocations

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thereof or changes thereto, shall be accepted by the Inspectors after the closing of the polls unless the Court of Chancery upon application by a stockholder shall determine otherwise.

(d) In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in accordance with Section 212(c)(2) of the Delaware General Corporation Law, ballots and the regular books and records of the corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification pursuant to subsection (b)(v) of this section shall specify the precise information considered by them including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors’ belief that such information is accurate and reliable.

SECTION 2.8 LIST OF STOCKHOLDERS. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held and which place shall be specified in the notice of the meeting, or, if not specified, at the place where said meeting is to be held, and the list shall be produced and kept at the time and place of meeting during the whole time thereof, and may be inspected by any stockholder who is present.

SECTION 2.9 STOCKHOLDER PROPOSALS AT ANNUAL MEETINGS. At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, otherwise properly brought before the meeting by or at the direction of the Board of Directors or otherwise properly brought before the meeting by a stockholder. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a stockholder’s notice must be delivered to or

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mailed and received at the principal executive offices of the corporation, not less than 30 days nor more than 60 days prior to the meeting; provided, however, that in the event that less than 40 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder’s notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting, (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of the stockholder proposing such business, (iii) the class and number of shares of the corporation which are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business.

Notwithstanding anything in the Bylaws to the contrary, no business shall be conducted at the annual meeting except in accordance with the procedures set forth in this Section 2.9, provided, however, that nothing in this Section 2.9 shall be deemed to preclude discussion by any stockholder of any business properly brought before the annual meeting in accordance with said procedure.

The Chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 2.9, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

SECTION 2.10 NOMINATIONS OF PERSONS FOR ELECTION TO THE BOARD OF DIRECTORS. In addition to any other applicable requirements, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the corporation may be made at a meeting of stockholders by or at the direction of the Board of Directors, by any nominating committee or person appointed by the Board of Directors or by any stockholder of the corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section 2.10. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the corporation. To be timely, a stockholder’s notice shall be delivered to or mailed and received at the principal executive offices of the corporation not less than 30 days nor more than 60 days prior to the meeting; provided, however, that in the event that less than 40 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the

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date of the meeting was mailed or such public disclosure was made. Such stockholder’s notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of the corporation which are beneficially owned by the person, and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Rule 14a under the Securities Exchange Act of 1934; and (b) as to the stockholder giving the notice, (i) the name and record address of the stockholder, and (ii) the class and number of shares of the corporation which are beneficially owned by the stockholder. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as a director of the corporation. No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth herein. These provisions shall not apply to nomination of any persons entitled to be separately elected by holders of preferred stock.

The Chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the detective nomination shall be disregarded.

SECTION 2.11 ACTION WITHOUT MEETING. Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. To be effective, a written consent must be delivered to the corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty days of the earliest dated consent delivered in the manner required by this Section to the corporation, written consents signed by a sufficient number of holders to take action are delivered to the corporation in accordance with this Section. Prompt notice of the taking of the corporate action without a meeting by less

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Than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III

DIRECTORS

SECTION 3.1 NUMBER AND TERM OF OFFICE. The number of directors which shall constitute the whole of the Board of Directors shall be one (1). With the exception of the first Board of Directors, which shall be elected by the incorporators, and except as provided in Section 3.3 of this Article III, the directors shall be elected by a plurality vote of the shares represented in person or by proxy, at the stockholders annual meeting in each year and entitled to vote on the election of directors. Elected directors shall hold office until the next annual meeting and until their successors shall be duly elected and qualified. Directors need not be stockholders. If, for any cause, the Board of Directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

SECTION 3.2 POWERS. The powers of the corporation shall be exercised, its business conducted and its property controlled by or under the direction of the Board of Directors.

SECTION 3.3 VACANCIES. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and each director so elected shall hold office for the unexpired portion of the term of the director whose place shall be vacant. and until his successor shall have been duly elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this section in the case of the death, removal or resignation of any director, or if the stockholders fail at any meeting of stockholders at which directors are to be elected (including any meeting referred to in Section 3.4 below) to elect the number of directors then constituting the whole Board.

SECTION 3.4 RESIGNATIONS AND REMOVALS.

(a) Any director may resign at any time by delivering his written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power

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to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

(b) At a special meeting of stockholders called for the purpose in the manner hereinabove provided, the Board of Directors, or any individual director, may be removed from office, with or without cause, and a new director or directors elected by a vote of stockholders holding a majority of the outstanding shares entitled to vote at an election of directors.

SECTION 3.5 MEETINGS.

(a) The annual meeting of the Board of Directors shall be held immediately after the annual stockholders’ meeting and at the place where such meeting is held or at the place announced by the Chairman at such meeting. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b) Except as hereinafter otherwise provided, regular meetings of the Board of Directors shall be held in the office of the corporation required to be maintained pursuant to Section 1.2 of Article I hereof. Regular meetings of the Board of Directors may also be held at any place within or without the State of Delaware which has been designated by resolutions of the Board of Directors or the written consent of all directors.

(c) Special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board or, if there is no Chairman of the Board, by the President, or by any of the directors.

SECTION 3.6 QUORUM AND VOTING.

(a) A quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time in accordance with Section 3.1 of Article III of these Bylaws, but not less than one; provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors. without notice other than by announcement at the meeting.

(b) At each meeting of the Board at which a quorum is present all questions and business shall be determined by a vote of a majority of the

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directors present, unless a different vote be required by law, the Certificate of Incorporation, or these Bylaws.

(c) Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) The transactions of any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

SECTION 3.7 ACTION WITHOUT MEETING. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or of such committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board or committee.

SECTION 3.8 FEES AND COMPENSATION. Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined by resolution of the Board of Directors.

SECTION 3.9 COMMITTEES.

(a) Executive Committee. The Board of Directors may, by resolution passed by a majority of the whole Board, appoint an Executive Committee of not less than one member, each of whom shall be a director. The Executive Committee, to the extent permitted by law, shall have and may exercise when the Board of Directors is not in session all powers of the Board in the management of the business and affairs of the corporation, including, without limitation, the power and authority to declare a dividend or to authorize the issuance of stock, except such committee shall not have the power or authority to amend the Certificate of Incorporation, to adopt an agreement or merger or consolidation, to recommend to the stockholders the sale, lease or exchange of all or substantially all of the corporation’s property and assets, to recommend to the stockholders of the Corporation a dissolution of the Corporation or a revocation of a dissolution, or to amend these Bylaws.

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(b) Other Committees. The Board of Directors may, by resolution passed by a majority of the whole Board, from time to time appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committee, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The members of all committees of the Board of Directors shall serve a term coexistent with that of the Board of Directors which shall have appointed such committee. The Board, subject to the provisions of subsections (a) or (b) of this Section 3.9, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee; provided, that no committee shall consist of less than one member. The membership of a committee member shall terminate on the date of his death or voluntary resignation, but the Board may at any time for any reason remove any individual committee member and the Board may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 3.9 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter; special meetings of any such committee may be held at the principal office of the corporation required to be maintained pursuant to Section 1.2 of Article I hereof; or at any place which has been designated from time to time by resolution of such committee or by written consent of all members thereof, and may be called by any director who is a member of such committee, upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time after the meeting and will be waived by any director by attendance thereat. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

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ARTICLE IV

OFFICERS

SECTION 4.1 OFFICERS DESIGNATED. The officers of the corporation shall be a Chairman of the Board of Directors and a President, and one or more Vice-Presidents, a Secretary, and a Treasurer. The order of the seniority of the Vice Presidents shall be in the order of their nomination, unless otherwise determined by the Board of Directors. The Board of Directors or the Chairman of the Board or the President may also appoint one or more assistant secretaries, assistant treasurers, and such other officers and agents with such powers and duties as it or he shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as they Shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

SECTION 4.2 TENURE AND DUTIES OF OFFICERS.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors. Nothing in these Bylaws shall be construed as creating any kind of contractual right to employment with the corporation.

(b) Duties of the Chairman of the Board of Directors. The Chairman of the Board of Directors (if there be such an officer appointed) shall be the chief executive officer of the corporation and, when present, shall preside at all meetings of the shareholders and the Board of Directors. The Chairman of the Board of Directors shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(c) Duties of President. The President shall be the chief executive officer of the corporation in the absence of the Chairman of the Board and shall preside at all meetings of the shareholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. The President shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

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(d) Duties of Vice-Presidents. The Vice-Presidents, in the order of their seniority, may assume and perform the duties of the President in the absence or disability of the President or whenever the office of the President is vacant. The Vice-President shall perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(e) Duties of Secretary. The Secretary shall attend all meetings of the shareholders and of the Board of Directors and any committee thereof, and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice, in conformity with these Bylaws, of all meetings of the shareholders, and of all meetings of the Board of Directors and any Committee thereof requiring notice. The Secretary shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) Duties of Treasurer. The Treasurer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner, and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Treasurer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Treasurer shall perform all other duties commonly incident to his office and shall perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. The President may direct any Assistant Treasurer to assume and perform the duties of the Treasurer in the absence or disability of the Treasurer, and each Assistant Treasurer shall perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

ARTICLE V

EXECUTION OF CORPORATE INSTRUMENTS, AND VOTING

OF SECURITIES OWNED BY THE CORPORATION

SECTION 5.1 EXECUTION OF CORPORATE INSTRUMENTS.

(a) The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute any corporate instrument or document, or to sign the corporate name without limitation, except where otherwise provided by law, and such execution or signature shall be binding upon the corporation.

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(b) Unless otherwise specifically determined by the Board of Directors or otherwise required by law, formal contracts of the corporation, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the corporation, shall be executed, signed or endorsed by the Chairman of the Board (if there be such an officer appointed) or by the President; such documents may also be executed by any Vice-President and by the Secretary or Treasurer or any Assistant Secretary or Assistant Treasurer. All other instruments and documents requiring the corporate signature, but not requiring the corporate seal, may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

(c) All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation, or in special accounts of the corporation, shall be signed by such person or persons as the Board of Directors shall authorize so to do.

SECTION 5.2 VOTING OF SECURITIES OWNED BY CORPORATION. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors or, in the absence of such authorization, by the Chairman of the Board (if there be such an officer appointed), or by the President, or by any Vice-President.

ARTICLE VI

SHARES OF STOCK

SECTION 6.1 FORM AND EXECUTION OF CERTIFICATES. Certificates for the shares of stock of the corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of the corporation by, the Chairman of the Board (if there be such an officer appointed), or by the President or any Vice-President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class,

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the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

SECTION 6.2 LOST CERTIFICATES. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to indemnify the corporation in such manner as it shall require and/or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

SECTION 6.3 TRANSFERS. Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a certificate or certificates for a like number of shares, properly endorsed.

SECTION 6.4 FIXING RECORD DATES.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the date on which the meeting is held. A determination of

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stockholders of record entitled notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by the Delaware General Corporation Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be by hand or by certified or registered mail. return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

SECTION 6.5 REGISTERED STOCKHOLDERS. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

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ARTICLE VII

OTHER SECURITIES OF THE CORPORATION

All bonds, debentures and other corporate securities of the corporation, other than stock certificates, may be signed by the Chairman of the Board (if there be such an officer appointed), or the President or any Vice-President or such other person as may be authorized by the Board of Directors and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signature of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation, or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE VIII

CORPORATE SEAL

The corporate seal shall consist of a die bearing the name of the corporation and the state and date of its incorporation. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE IX

INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS

SECTION 9.1 RIGHT TO INDEMNIFICATION. Each person who was or is a party or is threatened to be made a party to or is involved (as a party, witness, or otherwise), in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative

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(hereinafter a “Proceeding”), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of the Proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent (hereafter an “Agent”), shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended or interpreted (but, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the corporation to provide broader indemnification rights than were permitted prior thereto) against all expenses, liability, and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement, and any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed on any Agent as a result of the actual or deemed receipt of any payments under this Article) reasonably incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing in, any Proceeding (hereinafter “Expenses”); provided, however, that except as to actions to enforce indemnification rights pursuant to Section 9.3 of this Article, the corporation shall indemnify any Agent seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Article shall be a contract right.

SECTION 9.2 AUTHORITY TO ADVANCE EXPENSES. Expenses incurred by an officer or director (acting in his capacity as such) in defending a Proceeding shall be paid by the corporation in advance of the final disposition of such Proceeding, provided, however, that if required by the Delaware General Corporation Law, as amended, such Expenses shall be advanced only upon delivery to the corporation of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Article or otherwise. Expenses incurred by other Agents of the corporation (or by the directors or officers not acting in their capacity as such, including service with respect to employee benefit plans) may be advanced upon such terms and conditions as the Board of Directors deems appropriate. Any obligation to reimburse the corporation for Expense advances shall be unsecured and no interest shall be charged thereon.

SECTION 9.3 RIGHT OF CLAIMANT TO BRING SUIT. If a claim under Section 9.1 or 9.2 of this Article is not paid in full by the corporation within 90 days

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after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense (including attorneys’ fees) of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending a Proceeding in advance of its final disposition where the required undertaking has been tendered to the corporation) that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed. The burden of proving such a defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper under the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel. or its stockholders) that the claimant had not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

SECTION 9.4 PROVISIONS NONEXCLUSIVE. The rights conferred on any person by this Article shall not be exclusive of any other rights that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. To the extent that any provision of the Certificate, agreement, or vote of the stockholders or disinterested directors is inconsistent with these bylaws, the provision, agreement, or vote shall take precedence.

SECTION 9.5 AUTHORITY TO INSURE. The corporation may purchase and maintain insurance to protect itself and any Agent against any Expense, whether or not the corporation would have the power to indemnify the Agent against such Expense under applicable law or the provisions of this Article.

SECTION 9.6 SURVIVAL OF RIGHTS. The rights provided by this Article shall continue as to a person who has ceased to be an Agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

SECTION 9.7 SETTLEMENT OF CLAIMS. The corporation shall not be liable to indemnify any Agent under this Article (a) for any amounts paid in settlement of any action or claim effected without the corporation’s written consent, which consent shall not be unreasonably withheld; or (b) for any judicial award if the corporation was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action.

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SECTION 9.8 EFFECT OF AMENDMENT. Any amendment, repeal, or modification of this Article shall not adversely affect any right or protection of any Agent existing at the time of such amendment, repeal, or modification.

SECTION 9.9 SUBROGATION. In the event of payment under this Article, the corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the Agent, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the corporation effectively to bring suit to enforce such rights.

SECTION 9.10 NO DUPLICATION OF PAYMENTS. The corporation shall not be liable under this Article to make any payment in connection with any claim made against the Agent to the extent the Agent has otherwise actually received payment (under any insurance policy, agreement, vote, or otherwise) of the amounts otherwise indemnifiable hereunder.

ARTICLE X

NOTICES

Whenever, under any provisions of these Bylaws, notice is required to be given to any stockholder, the same shall be given in writing, timely and duly deposited in the United States Mail, postage prepaid, and addressed to his last known post office address as shown by the stock record of the corporation or its transfer agent. Any notice required to be given to any director may be given by the method hereinabove stated, or by telegram or other means of electronic transmission, except that such notice other than one which is delivered personally, shall be sent to such address or (in the case of facsimile telecommunication) facsimile telephone number as such director shall have filed in writing with the Secretary of the corporation. or, in the absence of such filing, to the last known post office address of such director. If no address of a stockholder or director be known, such notice may be sent to the office of the corporation required to be maintained pursuant to Section 1.2 of Article I hereof. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the stockholder or stockholders, director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall be conclusive evidence of the statements therein contained. All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing and all notices given by telegram or other means of electronic transmission shall be deemed to have been given as at the sending time recorded by the telegraph

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company or other electronic transmission equipment operator transmitting the same. It shall not be necessary that the same method of giving be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others. The period or limitation of time within which any stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent him in the manner above provided, shall not be affected or extended in any manner by the failure of such a stockholder or such director to receive such notice. Whenever any notice is required to be given under the provisions of the statutes or of the Certificate of Incorporation, or of these Bylaws, a waiver thereof in writing signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the Delaware General Corporation Law, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

ARTICLE XI

AMENDMENTS

These Bylaws may be repealed, altered or amended or new Bylaws adopted by written consent of stockholders in the manner authorized by Section 2.11 of Article II, or at any meeting of the stockholders, either annual or special, by the affirmative vote of a majority of the stock entitled to vote at such meeting. The Board of Directors shall also have the authority to repeal, alter or amend these Bylaws or adopt new Bylaws (including, without limitation, the amendment of any Bylaws setting forth the number of directors who shall constitute the whole Board of Directors) by unanimous written consent or at any annual, regular, or special meeting by the affirmative vote of a majority of the whole number of directors, subject to the power of the stockholders to change or repeal such Bylaws and provided that the Board of Directors shall not make or alter any Bylaws fixing the qualifications, classifications, or term of office of directors.

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CERTIFICATE OF AMENDMENT

TO THE BY-LAWS

OF

TENFOLD CORPORATION

The undersigned, being the duly acting and appointed Secretary of TenFold Corporation, a Delaware corporation (the “Company”), hereby certifies that the members of the Board of Directors of the Company amended Article III, Section 3.1 of the Bylaws of the Company to read as follows, effective as of the date set forth below:

“Number and Term of Office. Unless otherwise determined by the Board of Directors, the Board of Directors shall consist of seven (7) persons. Until changed by a resolution of the Board of Directors, Class I shall consist of four (4) directors, and Class II shall consist of three (3) directors. With the exception of the first Board of Directors, which shall be elected by the incorporators, and except as provided in Section 3.3 of this Article III, or unless otherwise determined by the Company’s Certificate of Incorporation, the directors shall be elected by a plurality vote of the shares represented in person or by proxy, at the stockholders annual meeting and entitled to vote on the election of directors. Elected directors shall hold office for two year terms and until their successors shall be duly elected and qualified. Directors need not be stockholders. If, for any cause, the Board of Directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.”

Dated: May 19, 2005

/s/ Robert P. Hughes, Secretary
Robert P. Hughes, Secretary

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Exhibit 31

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Nancy M. Harvey, certify that:

1. I have reviewed this quarterly report on Form 10-Q of TenFold Corporation;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Nancy M. Harvey
Nancy M. Harvey President, Chief Executive Officer, and Chief Financial Officer August 15, 2005